Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated November 5, 2026

Relating to Preliminary Prospectus Supplement Dated November 5, 2026

Registration Statement No. 333-297233

Common Stock

Pre-Funded Warrants to Purchase Shares of Common Stock

This free writing prospectus relates only to the public offering of shares of common stock, or pre-funded warrants in lieu thereof, to purchase shares of common stock of Inovio Pharmaceuticals, Inc. and should be read together with the preliminary prospectus supplement, dated November 5, 2026 (the Preliminary Prospectus Supplement), and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. The information in this free writing prospectus updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement to reflect the addition of pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Inovio Pharmaceuticals, Inc. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise by the underwriters of their option to purchase additional shares of common stock and no exercise of the pre-funded warrants sold in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement and the accompanying base prospectus, in each case, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

THE OFFERING

Common stock to be offered by us	shares.

Pre-funded warrants offered by us	We are also offering, in lieu of shares of common stock to certain investors that so choose, pre-funded warrants to purchase shares of common stock. Each pre-funded warrant will have an initial exercise price per share of $0.001, subject to certain adjustments. The purchase price of each pre-funded warrant is equal to the price at which the share of common stock is being sold to the public in this offering, minus $0.001. The pre-funded warrants are exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. For more information, see the section titled “Description of Securities We Are Offering Pre-Funded Warrants.” This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of common stock issuable upon the exercise of such pre-funded warrants.

Option to purchase additional shares of common stock	We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to additional shares of our common stock, at the public offering price, less underwriting discounts and commissions. The number of shares subject to the underwriters’ option equals 15% of the total number of shares of common stock we are offering plus the shares of common stock underlying the pre-funded warrants.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $  million (or approximately $  million if the underwriters exercise in full their option to purchase up to   additional shares of common stock).

We currently intend to use the net proceeds from this offering primarily to fund the commercial launch of VOCERYQ, for the development of our clinical pipeline and for general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Risk factors	You should read the “Risk Factors” in this free writing prospectus and the Preliminary Prospectus Supplement, including the documents incorporated by reference, for a discussion of factors to consider carefully before deciding to purchase our securities.

Nasdaq Capital Market symbol	Our common stock is listed on The Nasdaq Capital Market under the symbol “INO.” There is no established public trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the pre-funded warrants on any securities exchange or recognized trading system. See the section titled “Description of securities we are Offering Pre-Funded Warrants.”

RISK FACTORS

If you purchase securities in this offering, you will experience immediate and substantial dilution in the book value of your shares.

If you purchase securities in this offering, you will incur immediate and substantial dilution in the pro forma as adjusted net tangible book value of your common stock or the common stock underlying pre-funded warrants purchased in this offering because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. To the extent outstanding options are exercised, or outstanding restricted stock units vest and settle, there will be further dilution to new investors. As a result of the dilution to your holdings, you may receive significantly less than the purchase price paid in this offering, if anything, in the event of a liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

There is no public market for the pre-funded warrants being offered by us in this offering.

There is no established public trading market for the pre-funded warrants being sold in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants on any securities exchange or recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited.

We will not receive any meaningful amount of additional funds upon the exercise of the pre-funded warrants; however, any exercise would increase the number of shares of our common stock eligible for future resale in the public market and result in dilution to our stockholders.

Each pre-funded warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise or by means of a “cashless exercise” according to a formula set forth in the pre-funded warrant. Accordingly, we will not receive any meaningful additional funds upon the exercise of the pre-funded warrants. To the extent such pre-funded warrants are exercised, additional shares of common stock will be issued for nominal or no additional consideration, which will result in dilution to the then existing holders of our common stock and will increase the number of shares eligible for resale in the public market.

Significant holders or beneficial owners of our common stock may not be permitted to exercise the pre-funded warrants that they hold for common stock.

A holder of the pre-funded warrants will not be entitled to exercise any portion of such pre-funded warrants for common stock if, immediately prior to or after giving effect to such exercise, the holder would beneficially own an aggregate number of shares of our common stock (together with its other attribution parties, as defined in the pre-funded warrants) that exceeds 9.99% of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise, as such percentage ownership is set forth in accordance with the terms of the pre-funded warrants. A holder of pre-funded warrants may elect to increase the maximum ownership percentage under the pre-funded warrants to any other percentage not in excess of 19.99% (if exceeding that limit would result in a change of control under Nasdaq Listing Rule 5635(b) or any successor rule) upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the warrants.

If we do not maintain a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants, holders will only be able to exercise such pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants at the time that holders wish to exercise such pre-funded warrants, they will only be able to exercise them on a “cashless basis,” provided that an exemption from registration is available.

As a result, the number of shares of common stock that holders will receive upon exercise of the pre-funded warrants will be fewer than it would have been had such holder exercised his, her or its warrant for cash, and holders may be limited in their ability to immediately sell shares upon exercise, subject to volume or other securities law limitations. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their pre-funded warrants for cash if a current and effective registration statement relating to the shares of common stock issuable upon exercise of the pre-funded warrants is available.

Holders of the pre-funded warrants will have no rights as common stockholders until they acquire our common stock.

Except as otherwise provided in the pre-funded warrants, until you acquire shares of our common stock upon exercise of the pre-funded warrants, you will have no rights with respect to our common stock issuable upon exercise of the pre-funded warrants, including the right to receive dividend payments, vote or respond to tender offers. Upon exercise of your pre-funded warrants in accordance with their terms, you will be deemed a holder of record of the shares issued upon exercise for all purposes as of the exercise date.

The pre-funded warrants are speculative in nature.

The pre-funded warrants do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price. Commencing on the date of issuance until exercised in full, holders of any pre-funded warrants may exercise their right to acquire common stock and pay an exercise price per share equal to $0.001, subject to certain adjustments. See “Description of Securities We Are Offering.” Moreover, following this offering, the market value of the pre-funded warrants, if any, is uncertain, and there can be no assurance that the market value of such pre-funded warrants will equal or exceed their imputed offering price. The pre-funded warrants will not be listed or quoted for trading on any market or exchange.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $  million, or approximately $  million if the underwriters exercise in full their option to purchase up to     additional shares of common stock, or pre-funded warrants in lieu thereof, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering primarily to fund the commercial launch of VOCERYQ, for the development of our clinical pipeline and for general corporate purposes.

Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus supplement, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering. We may also use a portion of the proceeds to license, acquire or invest in complementary businesses, technology, products or assets. However, we have no current commitments to do so.

The amount and timing of our actual expenditures will depend on numerous factors, such as the timing and progress of our commercialization activities, research and development efforts, the timing of regulatory review and approval of our product candidates, the timing and progress of any partnering efforts, and the competitive environment for our product candidates. As a result, our management will have broad discretion over the use of the proceeds from this offering.

Pending application of the net proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing instruments.

Based on the planned use of proceeds described above, we believe that the net proceeds from this offering and our current cash, cash equivalents and short-term investments will be sufficient to enable us to fund our operating expenses and capital expenditure requirements into    . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

DILUTION

If you invest in our common stock, or pre-funded warrants in lieu thereof, in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of common stock, or pre-funded warrants in lieu thereof, you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of June 30, 2026 was $4.4 million, or $0.05 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on June 30, 2026.

Our pro forma net tangible book value as of June 30, 2026 was $25.4 million, or $0.24 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the 106,552,471 shares of our common stock outstanding as of June 30, 2026, after giving effect to the issuance and sale of (i) 24,210,526 shares of our common stock and (ii) 48,421,052 shares underlying warrants, each at an exercise price of $1.10 per share of common stock, which were issued and sold in the July 2026 Offering.

After giving further effect to the issuance and sale of    shares of common stock at a public offering price of $  per share, or pre-funded warrants in lieu thereof, to purchase shares of common stock at the public offering price of $    per pre-funded warrant (which equals the public offering price of the common stock at which shares of our common stock are being sold to the public in this offering less the $0.001 per share exercise price of each such pre-funded warrant) (excluding shares of common stock issuable upon exercise of the pre-funded warrants, any proceeds which may be received upon exercise of the pre-funded warrants or any resulting accounting associated with the exercise of the pre-funded warrants) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $  million, or $  per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $    to existing stockholders and immediate dilution of $  in pro forma as adjusted net tangible book value per share to new investors purchasing common stock, or pre-funded warrants in lieu thereof, in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors.

The following table illustrates this per-share dilution to the new investors purchasing common stock, or pre-funded warrants in lieu thereof, in this offering without giving effect to the option to purchase additional shares granted to the underwriters:

Public offering price per share		$
Net tangible book value per share as of June 30, 2026	$0.05
Pro forma increase in net tangible book value per share as of June 30, 2026 attributed to the pro forma transactions described above	0.19

Pro forma net tangible book value per share as of June 30, 2026	0.24

Increase in pro forma net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their option to purchase    additional shares of our common stock in full at the public offering price of $  per share, after deducting underwriting discounts and commissions, and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value will increase to $  per share, representing an immediate increase to existing stockholders of $  per share, and immediate dilution to new investors in this offering of $  per share.

The calculations above are based upon 82,341,945 shares of common stock outstanding as of June 30, 2026 and exclude:

•	3,706,939 shares issuable upon exercise of outstanding stock options pursuant to our equity incentive plans, at a weighted average option exercise price of $14.86 per share as of June 30, 2026;

•	1,719,210 shares issuable upon vesting of service-based restricted stock units outstanding under our equity incentive plans as of June 30, 2026;

•	67,410 shares issuable upon vesting of performance-and-market-based restricted stock units outstanding under our equity incentive plans as of June 30, 2026;

•	275 shares issuable upon the conversion of outstanding Series C Cumulative Convertible Preferred Stock as of June 30, 2026;

•	10,000,000 shares underlying warrants issued in December 2024 to purchase shares of our common stock outstanding as of June 30, 2026, at an exercise price of $3.76 per share;

•	14,285,715 shares underlying Series B warrants issued in July 2025 to purchase shares of our common stock outstanding as of June 30, 2026, at an exercise price of $1.75 per share;

•	12,500,000 shares underlying Series A warrants issued in April 2026 to purchase shares of our common stock outstanding as of June 30, 2026, at an exercise price of $1.40 per share;

•	12,500,000 shares underlying Series B warrants issued in April 2026 to purchase shares of our common stock outstanding as of June 30, 2026, at an exercise price of $1.40 per share;

•	48,421,052 shares underlying warrants issued in July 2026, at an exercise price of $1.10 per share; and

•	6,853,195 shares reserved for future issuance under our equity incentive plans as of June 30, 2026.

To the extent that options or warrants above have been or may be exercised, including in connection with the exercise of our Series A and Series B warrants issued in April 2026 that expire one year and five years from the date of issuance, respectively, shares have been or may be issued upon the settlement of restricted stock units outstanding as of June 30, 2026, or other shares are issued, including pursuant to our Equity Distribution Agreement with Oppenheimer & Co. Inc., investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING - PRE-FUNDED WARRANTS

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered in this offering. The material terms and provisions of the pre-funded warrants being issued in this offering are summarized below. The following description is subject to, and qualified in its entirety by, the form of pre-funded warrant which will be filed as an exhibit to a Current Report on Form 8-K to be filed by us with the U.S. Securities and Exchange Commission (the “SEC”), in connection with this offering. You should review the form of pre-funded warrant for a complete description of the terms and conditions applicable to the pre-funded warrants.

Exercisability. The pre-funded warrants will be immediately exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. The holder may also exercise the pre-funded warrant through a “cashless exercise,” in which case, the holder would receive upon such exercise, the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant.

Exercise limitations. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a pre-funded warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 9.99% of our outstanding common stock immediately after exercise, which percentage may be changed at the holder’s election to a higher or lower percentage not in excess of 19.99% (if exceeding such percentage would result in a change of control under Nasdaq Listing Rule 5635(b) or any successor rule), provided that any such increase will require the holder to provide us with at least 61 days’ advance notice.

Exercise price and term. Each pre-funded warrant offered hereby has an initial exercise price per share equal to $0.001. The pre-funded warrants are immediately exercisable, may be exercised at any time and will not expire until exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to adjustment in the event of stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to compliance with any applicable securities laws, the pre-funded warrants are separately tradeable immediately after issuance at the option of the holders and may be transferred at the option of the holders.

No listing. There is no established public trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the pre-funded warrants on any securities exchange or recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the pre-funded warrants will be limited.

Fundamental transactions. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reclassification, reorganization or recapitalization of our common stock, the sale, transfer or other disposition of all or substantially all of our assets (excluding a license or other agreement granting rights to intellectual property), our merger or consolidation with or into another person, the acquisition of more than 50% of our outstanding common stock, or any completed direct or indirect purchase, tender or exchange offer accepted by holders of more than 50% of our outstanding common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

Rights as a stockholder. Except as otherwise provided in the pre-funded warrants or by virtue of a holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including the right to vote, until they exercise their pre-funded warrants.

Warrant agent. We will act as warrant agent for the pre-funded warrants.

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The per share underwriting discounts and commissions for the pre-funded warrants will be equal to the per share underwriting discounts and commissions on the shares of our common stock sold in the offering.

Material U.S. federal income tax consequences of our common stock and pre-funded warrants

The following is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of our common stock and pre-funded warrants offered pursuant to the Preliminary Prospectus Supplement and this free writing prospectus. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, any alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the Code), and does not address any U.S. federal non-income tax consequences such as estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the Internal Revenue Service (the IRS) and judicial decisions, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to holders who purchase our common stock or pre-funded warrants offered by the Preliminary Prospectus Supplement and this free writing prospectus and who hold our common stock or pre-funded warrants as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•

partnerships or other entities or arrangements treated as partnerships, S corporations or other pass-through entities, or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	“controlled foreign corporations” or “foreign controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	real estate investment trusts or regulated investment companies;

•	banks, financial institutions, investment funds, insurance companies, brokers or dealers in securities or currencies;

•	persons who have elected to mark securities to market;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation;

•	persons who hold common stock or pre-funded warrants that constitute “qualified small business stock” under Section 1202 of the Code, or “Section 1244 stock” under Section 1244 of the Code;

•	persons who acquired our common stock or pre-funded warrants in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);

•	persons deemed to sell our common stock or pre-funded warrants under the constructive sale provisions of the Code;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock and/or our pre-funded warrants;

•	U.S. persons whose “functional currency” is not the United States dollar;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons holding our common stock or pre-funded warrants as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock or pre-funded warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock or pre-funded warrants and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of acquiring, owning and disposing of our common stock or pre-funded warrants.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK OR PRE-FUNDED WARRANTS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY U.S. FEDERAL NON-INCOME TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of our common stock or pre-funded warrants that is a “U.S. person” (as defined below) and is not a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Code Section 7701(a)(30)) who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock or pre-funded warrants that is neither a U.S. person nor a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Characterization of the pre-funded warrants for tax purposes

Although the characterization of the pre-funded warrants for U.S. federal income tax purposes is not entirely clear, because the exercise price of the pre-funded warrants is a nominal amount, we expect to treat the pre-funded warrants as stock for U.S. federal income tax purposes. Accordingly, no gain or loss generally should be recognized upon the exercise of a pre-funded warrant (other than with respect to any cash paid in lieu of a fractional share) and, upon exercise, the holding period of a pre-funded warrant generally should carry over to the share received. Similarly, the tax basis of the pre-funded warrant generally should carry over to the share received upon exercise, increased by the exercise price. Except where specifically noted below, the following discussion assumes our pre-funded warrants are treated as our stock. Some portions of the below discussion make reference to potential consequences associated with the acquisition, ownership and disposition of the pre-funded warrants independent of their potential characterization as stock.

Our position with respect to the U.S. federal income tax characterization of pre-funded warrants is not binding on the IRS and the IRS may treat the pre-funded warrants as warrants to acquire our common stock for U.S. federal income tax purposes and, if so, the amount and character of your gain with respect to an investment in our pre-funded warrants could differ from what is described herein. You should consult your tax advisor regarding the characterization of pre-funded warrants for U.S. federal income tax purposes, and the consequences to you of an investment in the pre-funded warrants based on your own particular facts and circumstances.

Tax consequences to U.S. holders

Distributions on our common stock or pre-funded warrants

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make cash or other property distributions on our common stock or pre-funded warrants, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends received by certain non-corporate U.S. holders, including individuals, are generally taxed at long-term capital gains rates, provided certain holding period requirements are satisfied. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock or pre-funded warrants, but not below zero. Any amount distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock or pre-funded warrants and will be treated as described under the section titled “-Sale or other disposition of our common stock or pre-funded warrants” below.

Constructive dividends on pre-funded warrants

A U.S. holder of a pre-funded warrant may, in some circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of our common stock issuable upon exercise of the pre-funded warrant. U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments (or the non-occurrence of any adjustments) to the pre-funded warrants.

Sale or other disposition of our common stock or pre-funded warrants

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of our common stock or pre-funded warrants will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the common stock or pre-funded warrants for more than one year. The amount of the gain or loss will equal the difference between (i) the amount of cash and the fair market value of any property received on the disposition and (ii) such U.S. holder’s tax basis in the common stock or pre-funded warrants disposed of. Long-term capital gains recognized by non-corporate U.S. holders generally will be subject to reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Information reporting requirements generally will apply to distributions (including deemed distributions) on our common stock or pre-funded warrants, and gross proceeds on the sale or other disposition of our common stock and pre-funded warrants, unless the U.S. holder is an exempt recipient (such as certain corporations). Backup withholding (currently at a 24% rate) will apply to those payments if the U.S. holder is not otherwise exempt and fails to provide its correct taxpayer identification number or certification of exempt status on an IRS Form W-9 (Request for Taxpayer Identification Number and Certification), or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Tax consequences to non-U.S. holders

Distributions on our common stock or pre-funded warrants

As discussed above under “-Tax consequences to U.S. holders-Distributions on our common stock or pre-funded warrants,” we have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make cash or other property distributions on our common stock or pre-funded warrants, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in our common stock or pre-funded warrants, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “-Gain on disposition of our common stock or pre-funded warrants.”

Subject to the discussions below regarding effectively connected income, backup withholding, and Sections 1471 through 1474 of the Code (FATCA), dividends paid to a non-U.S. holder of our common stock or pre-funded warrants generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other appropriate form, or applicable successor form), certifying such holder’s qualification for the reduced rate. This certification must be provided to us or the applicable withholding agent before the payment of dividends and may need to be updated periodically. In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of the tax treaty, dividends will be treated as paid to the entity or to those holding an interest in the entity. If the non-U.S. holder holds the common stock or pre-funded warrants through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries. Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock or pre-funded warrants in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock or pre-funded warrants are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment or fixed base in the United States), the non-U.S. holder will generally be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent. This certification must be provided to us or the applicable withholding agent before the payment of dividends and may need to be updated periodically.

Although not subject to withholding tax, any such effectively connected dividends paid on our common stock or pre-funded warrants generally will be subject to U.S. federal income tax as if such holder were a resident of the United States at the regular U.S. federal income tax rates applicable to United States residents. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Constructive dividends on pre-funded warrants

A non-U.S. holder of pre-funded warrants may, in some circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the exercise price or number of shares of our common stock issuable upon exercise of the pre-funded warrant. Any resulting withholding tax attributable to deemed dividends may be collected from other amounts payable or distributable to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments (or the non-occurrence of any adjustments) to the pre-funded warrants.

Gain on disposition of our common stock or pre-funded warrants

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock or pre-funded warrants, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock or pre-funded warrants constitute a “United States real property interest” (USRPI) by reason of our status as a United States real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock or pre-funded warrants, and our common stock is not regularly traded on an established securities market as defined by applicable Treasury Regulations (although holders of pre-funded warrants are urged to consult their own tax advisors regarding application of the “regularly traded” exception from USRPI status if we are a USRPHC).

Determining whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other trade or business assets and our foreign real property interests. We do not believe that we are, or have been, and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax as if such holder were a resident of the United States at the regular U.S. federal income tax rates applicable to United States residents. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (unless an applicable income tax treaty provides for different treatment) on gain realized upon the sale or other taxable disposition of our common stock or pre-funded warrants, but such gain may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions (including deemed distributions) on our common stock or pre-funded warrants paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required (because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty) and regardless of whether such distributions constitute dividends. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock or pre-funded warrants provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on foreign entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA applies to dividends (including deemed dividends) paid on our common stock or pre-funded warrants and, subject to the proposed Treasury Regulations described below, also applies to gross proceeds from sales or other dispositions of our common stock or pre-funded warrants. The U.S. Treasury Department has released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock or pre-funded warrants. In its preamble to such proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers (including applicable withholding agents) may generally rely on the proposed Treasury Regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock or pre-funded warrants.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our shares of common stock will be applicable to the shares of common stock underlying the pre-funded warrants upon issuance.

Inovio Pharmaceuticals, Inc. has filed a registration statement (including a preliminary prospectus supplement, dated November 5, 2026 and the accompanying prospectus) with the SEC for the offering to which this communication relates. A preliminary prospectus supplement dated November 5, 2026 related to the offering has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus related to this offering, when available, may be obtained from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; or Piper Sandler & Co., 350 North 5th Street, Suite 1000, Minneapolis, Minnesota 55401, Attention: Prospectus Department, by telephone at (800) 747-3924, or by e-mail at prospectus@psc.com.